Mail Stop 3561

							August 24, 2005


Jared Gold
President and Chief Executive Officer
Dark Dynamite, Inc.
63 West 100 South, 2nd Floor
Salt Lake City, UT  84101


	RE:	Dark Dynamite, Inc.
		Item 4.01 Form 8-K filed August 23, 2005
		File No. 1-10559


Dear Mr.Gold:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise the second paragraph to address the reports of Bongiovanni for either of the past two fiscal years. Your existing disclosure only covers the most recent year. See Item 304(a)(ii) of
Regulation S-B.

2. The third paragraph should also be revised to discuss any disagreements for either of the past two fiscal years and the subsequent interim period, not just the most recent year and subsequent interim period. It is also suggested that you delete the reference to the interim period ended March 31, 2005. The interim period referred to in Item 304 of Regulation S-B is the entire period from the end of the most recent fiscal year through August 12, 2005.



Jared Gold
Dark Dynamite, Inc.
August 24, 2005
Page 2


3. We note that you have not yet selected new auditors. Please file a new Item 4.01 Form 8-K when you engage new auditors.


          As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please file your response to these comments as an EDGAR correspondence file. The amendment should include an updated letter from the former accountants, filed as Exhibit 16, stating whether or not they agree with the disclosures as revised.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Robert Burnett at
(202)
551-3330, or in his absence, you may call me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Accounting Branch Chief


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